FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Claudio Pollak

Investor Relations Department

Compañía Cervecerías Unidas S.A.

www.ccu-sa.com

(56-2) 427-3581 or 427-3416

CCU S.A. REPORTS CONSOLIDATED FIRST QUARTER 2003 RESULTS
FIRST QUARTER Revenues Up 4.4%, Operating Income Decreased 10.6%, EBITDA Down 5.8%, Net Income Increase 195.4% to US$ 0.70 per ADR

(Santiago, Chile, May 12, 2003) - Compañía Cervecerías Unidas S.A. ("CCU") (NYSE: CU) announced today its consolidated financial results, stated in Chilean GAAP for the first quarter of 2003. All US$ figures are based on the exchange rate effective March 31, 2003 (US$1.00 = Ch$731,56).
COMMENTS FROM THE CEO

CCU's quarterly results were affected by the 10.0% depreciation of the Chilean peso against the US dollar, in comparison to one year ago. This devaluation signified an increase in raw material costs for those purchases linked to the US dollar in all of our business segments, consequently pulling down profitability levels for the period. Additionally, selling general & administrative expenses ("SG&A") increased by the consolidation of Finca La Celia, the new pisco business and extraordinary expenses related with the sale of Karlovacka Pivovara. If we factor out these expenses, SG&A would have decreased 1.7%.

As a result of the cost increases, we adjusted Chilean beer prices by 5% in April for the first time since September 2001. In Argentina, we were able to increase beer prices by 10% in March, following the market leader.

In accordance with our 2002-2004 Strategic Plan, we recently introduced pisco, an alcoholic beverage derived from grapes, into our beverage portfolio. CCU, through its subsidiary Pisconor S.A., launched "Ruta Norte", a premium 35o alcohol pisco through an innovative commercial campaign directed towards men and women between the ages of 18 and 30. We are extremely encouraged by the initial results of this new product and are optimistic about Ruta Norte's future development.

At the end of March, the sale of the Croatian brewery Karlovacka Pivovara d.d. ("KP") to Heineken was completed. This investment, which we had held since the end of 1994, was not considered strategic mainly due to its distance from Latin America where we conduct most of our businesses. CCU created value in KP for nearly nine years as shown by the gain we recognized on its sale this quarter of Ch$20,221 million (US$27.6 million). This was a large component of our net income in the first quarter of Ch$32,645 million (US$44.6 million), up by 195.4% over the same period in 2002.

Also important was the materialization of Heineken's entrance in the ownership of Inversiones y Rentas S.A. ("IRSA"), which occurred on April 17th with the acquisition by Heineken of a 50% interest in IRSA from the Schörghuber Group of Germany. IRSA is the controlling entity of CCU with a 61.6% stake. The remaining 50% of IRSA is owned by Quiñenco.
CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibit 1)

REVENUES

Q1'03 Total revenues increased 4.4% to Ch$100,007 million (US$136.7 million), as a result of 7.9% higher consolidated volumes, partially compensated by a 4.3% lower consolidated average price. The decrease in average price is explained by 13.7% lower prices in beer Argentina under Chilean GAAP, as well as 3.5% and 2.4% lower beer Chile and soft drinks prices measured in real terms, and by a decrease of 16.5% in the export Chilean wine price due to a higher mix of bulk wine exported. Consolidated volume growth is explained by an increase of 47.2% in Chilean wine exports, 27.5% in beer Argentina and 3.8% in beer Chile volumes, in addition to Finca La Celia volumes, Viña San Pedro's subsidiary in Argentina, that has consolidated its results with CCU since January of 2003, all partially compensated by decreases of 10.6% and 0.9% in Chilean domestic wine and soft drinks segment volumes, respectively.

Revenues by Segment
	Q1 (US$ million)
	2002		2003		% Chg.
Beer - Chile	58.3	44.5%	58.6	42.9%	0.6%
Beer - Argentina	10.7	8.2%	12.0	8.8%	11.8%
Soft Drinks & Mineral Water	42.9	32.8%	41.7	30.5%	-2.8%
Wine	18.9	14.4%	23.3	17.1%	23.4%
Others	0.1	0.0%	1.0	0.8%	1687.9%
TOTAL	130.9	100.0%	136.7	100.0%	4.4%

GROSS PROFIT

Q1'03 Decreased 1.4% to Ch$52,422 million (US$71.7 million) as a result of 11.7% higher cost of goods sold, that amounted to Ch$47,585 million (US$65.0 million) due to higher unit direct costs in the beer Chile and soft drinks segments as a result of 10.0% depreciation of the Chilean currency when compared to Q1'02, and higher depreciation in the beer Chile and wine segments.

OPERATING RESULT

Q1'03 Amounted to Ch$15,269 million (US$20.9 million), 10.6% lower than Q1'02 due to the lower gross profit and 3.0% higher Selling General & Administrative Expenses ("SG&A"). SG&A increased from Ch$36,054 million (US$49.3 million) in Q1'02 to Ch$37,153 million (US$50.8 million), mainly because of higher expenses in the wine, and soft drinks and mineral water segments, as well as the additional expenses incurred in the new pisco business and the extraordinary expenses related with the sale of KP. If we factor out the consolidation of Finca La Celia, the new pisco business and extraordinary expenses related with the sale of KP, SG&A would have decreased 1.7%. The consolidated operating margin for the period decreased from 17.8% to 15.3%, mainly due to the time lag in price increases.

Operating Income and Operating Margin by Segment
		Q1		Q1
	Operating Income (US$ million)			Operating Margin
	2002	2003	% Chg	2002	2003
Beer - Chile	17.6	16.6	-6.0%	30.3%	28.3%
Beer - Argentina	-2.8	-1.4	49.9%	-25.7%	-11.5%
Soft Drinks & Mineral Water	6.5	3.4	-46.7%	15.1%	8.3%
Wine	1.0	1.5	58.1%	5.1%	6.6%
Others	1.0	0.7	-33.9%	20.8%	10.5%
TOTAL	23.4	20.9	-10.6%	17.8%	15.3%

EBITDA

Q1'03 Decreased 5.8%, to Ch$26,012 million (US$35.6 million), while the consolidated EBITDA margin was 2.8 percentage points lower than Q1'02, reaching 26.0%.

NON OPERATING RESULT

Q1'03 Increased by Ch$23,247 million (US$31.8 million) compared to last year, from a loss of Ch$2,932 million (US$4.0 million) to a gain of Ch$20,315 million (US$27.8 million). The improvement in non-operating results is mainly explained by:

    Related companies result which increased from a loss of Ch$30 million (US$0.04 million) to a gain of Ch$19,933 million (US$27.2 million), as a result of the sale, through Southern Breweries Establishment (SBE), of CCU's stake in KP to Heineken, which generated an extraordinary gain of Ch$20,221 million (US$27.6 million).

    Other non-operating income/expenses improved from a loss of Ch$286 million (US$0.4 million) in Q1'02 to a gain of Ch$125 million (US$0.2 million) this quarter, mainly due to lower severance payments.

    Price level restatement improved from a loss of Ch$1,955 million (US$2.7 million) to a gain of Ch$1,150 million (US$1.6 million) in Q1'03, mainly explained by the absence of the loss generated in Q1'02 by CCU Argentina monetary assets in Argentine pesos exposed to the devaluation, and by higher price level restatement gains this quarter due to the higher inflation this period compared to last year, and the lower equity to be adjusted by inflation, due to the extraordinary dividend approved in February of this year.

These positive effects were partially offset by:

    Financial income/expenses which decreased Ch$238 million (US$0.3 million), mainly due to lower prevailing interest rates and lower cash balances as a result of the extraordinary dividend payment of Ch$56,375 million (US$77.1 million) made in mid-March.

NET INCOME

Q1'03 Reached Ch$32,645 million (US$44.6 million), 195.4% higher than Q1'02, due to a higher non operational result of Ch$23,247 million (US$31.8 million), mainly generated by the sale of KP and the absence of the price level restatement loss which occurred during 2002 in Argentina, and lower income taxes due to lower results in the Chilean operations, partially offset by Ch$1,819 million (US$2.5 million) lower operating result.
OTHERS

On May 9th, 2003, CCU Cayman Branch subscribed a US$135 million, 5-year unsecured, syndicated loan to refinance existing liabilities and optimize its capital and corporate structures. The variable interest rate of this loan is 1.99% in US dollars, on an annual base, for the first six months of the credit.
SEGMENT HIGHLIGHTS (Exhibit 2)

Revenues and operating margins have been separated by business segments. Revenues for each business segment have been categorized according to those derived from the core beverage products (beer, soft drinks, wine, etc.) and to those derived from the sale of other non-core products. The results of the Company's pisco business and plastic packaging division have been included in the "Others" business segment. In this segment, the "Other products" line corresponds to inter-company sales. Corporate overhead expenses have been allocated pro-rata to the individual business segments based on volume sales, number of employees and number of transactions, among others.

(** Note: the comments below regarding volumes and pricing refer to Q1'03.)

BEER CHILE

Revenues increased 0.6% to Ch$42,891 million (US$58.6 million), as a result of 3.8% higher sale volumes, partially compensated by 3.5% lower average prices which have not been adjusted for inflation since September 2001.

Operating Income decreased 6.0% to Ch$12,133 million (US$ 16.6 million), mainly as a result of higher cost of goods sold, partially offset by higher revenues and lower SG&A. Cost of goods sold increased 7.6% to Ch$17,079 million (US$23.3 million), reaching 39.8% of sales, 2.6 percentage points higher than in Q1'02, mainly due to the higher cost of raw materials caused by the higher exchange rate, and higher depreciation. SG&A decreased 1.3%, to Ch$13,679 million (US$ 18.7 million) mainly as a result of lower marketing expenses. The operating margin decreased from 30.3% to 28.3%.

EBITDA decreased 2.7% to a Ch$16,733 million (US$22.9 million), while the EBITDA margin was 39.0% of sales, 1.3 percentage points lower than in Q1'02.

Comments The profitability of the segment was affected by the increasing cost of raw materials and the absence of price adjustments since September 2001. During April beer prices were increased by an average of 5%. This price increase should be reflected in the revenues of the second quarter. Additionally, during March a new Royal Guard 750cc non returnable package was introduced, to improve sales in the premium on premise category.
BEER ARGENTINA

Revenues increased 11.8% to Ch$8,773 million (US$12.0 million), due to 27.5% higher sale volumes, partially offset by 13.7% lower prices measured in Chilean pesos. In nominal local currency, average prices have increased 28.3%, however in dollar terms they have decreased 19.3%.

Operating Income improved from a loss of Ch$2,017 million (US$2.8 million) in Q1'02 to a loss of Ch$1,011 million (US$1.4 million) in Q1'03, as a result of higher revenues, lower cost of goods sold and SG&A as a percentage of sales. Cost of goods sold increased from Ch$5,309 million (US$7.3 million) in Q1'02 to Ch$5,490 million (US$7.5 million) this quarter, decreasing as a percentage of sales from 67.7% to 62.6%. This increase in absolute terms is mainly explained by higher direct cost and depreciation in relation to Q1'02. SG&A decreased from Ch$4,552 million (US$ 6.2 million) to Ch$4,294 million (US$ 5.9 million), and as a percentage of sales from 58.0% to 48.9%, mainly as a result of lower depreciation and salaries, partially offset by higher freight expenses.

EBITDA Cash generated by the operation increased to Ch$1,253 million (US$1.7 million), while the EBITDA margin was 14.3%, increasing 6.8% percentage points.

Comments We are very satisfied with the good results obtained in Argentina, where sale volumes grew 27.5% compared with last year. Additionally, prices were raised by 10% in March following the market leader, partially offset the higher raw material cost due to the devaluation.

SOFT DRINKS, NECTARS & MINERAL WATER

Revenues decreased 2.8% to Ch$30,513 million (US$37.6 million), due to 0.9% lower sale volumes and 2.4% lower prices, explained by the absence of price adjustment to inflation in this segment.

Operating Income decreased from Ch$4,726 million (US$6.5 million) in Q1'02 to Ch$2,518 million (US$3.4 million) this quarter, as a result of lower revenues and higher cost of goods sold and SG&A. Cost of goods sold increased 7.3% to Ch$14,653 million (US$20.0 million) mainly due to higher raw material costs which were affected by the 10.0% depreciation of the Chilean peso when compared to Q1'02. SG&A increased 2.5% to Ch$13,343 million (US$18.2 million), mainly due to higher expenses associated with transportation, partially offset by lower marketing expenses and salaries. The operating margin decreased to 8.3% in Q1'03.

EBITDA decreased from Ch$7,632 million (US$10.4 million) in Q1'02 to Ch$5,335 million (US$7.3 million) in Q1'03. Accordingly, the EBITDA margin decreased to 17.5% this quarter.

Comments In January CCU launched Pepsi Twist and Pepsi Twist Light, creating a new category in the cola segment, one with lemon juice. These new products had a very good reception among the consumers. Additionally, Agua Tonica Light was introduced into the market in cans. In the two segments with more growth potential, nectars and mineral water, CCU has been able continue growing its brand equity reflected in their first preference. Nectar first preference grew 10 percentage points to 57.0% compared to Q1'02 and mineral water first preference grew from 71.6% to 73.8%. Finally, in April we launched Kem Xtreme, a soft drink with a high level of caffeine.
WINE

Revenues increased 23.4% to Ch$17,064 million (US$23.3 million), due to 42.5% higher sale volumes, partially compensated by an average price 13.6% lower than last year. Export wine revenues increased 40.5% due to 47.2% higher volumes of Chilean exports and the addition of Finca La Celia 's exports, VSP's operation in Argentina, which consolidates with CCU since the beginning of the present year, partially compensated by 16.5% lower prices in Chilean exports, mainly due to higher sales of bulk wine. Domestic revenues were 11.4% lower than the previous year as a consequence of 10.6% lower sale volumes and a decreased of 0.9% in average price.

Operating Income increased 58.1% to Ch$1,126 million (US$1.5 million), due to higher revenues and lower SG&A as a percentage of sales, partially compensated by higher cost of goods sold. Cost of goods sold increased from Ch$8,750 million (US$12.0 million) in Q1'02 to Ch$10,934 million (US$14.9 million) this quarter basically as a consequence of the inclusion of Finca La Celia's cost structure and higher depreciation in Chile. SG&A increased 14.6% mainly caused by Finca La Celia consolidation, however as a percentage of sales SG&A decreased from 31.6% in Q1'02 to 29.3% this quarter, mainly because of lower marketing expenses and economies of scale generated by the increase in volumes. Accordingly, the operating margin increased from 5.1% in Q1'02 to 6.6% in Q1'03.

EBITDA increased 57.5%, to a Ch$1,850 million (US$2.5 million), while the EBITDA margin increased from 8.5% to 10.8%.

Comments This is the first quarter that Finca La Celia, our subsidiary in Argentina, consolidates its results because this operation was in development stage until the end of 2002. Its proforma results have been very promising, with important increases in domestic and export sale volumes. Its sales in the domestic market are carried out by Danone and abroad its main markets are the United Kingdom, Mexico and Denmark.

RETURN ON CAPITAL EMPLOYED

Return on Capital Employed ("ROCE") is calculated as the sum of operating income of each segment plus net income from related companies, plus other recurring non-operating income, minus taxes from operations; divided by the average capital employed for the period. Capital employed includes operating working capital, fixed assets and other assets used by the operation.

ROCE on a consolidated level for the twelve-month period ended March 31, 2003 ,was 7.5%. If the extraordinary gain of KP's sale is taken into consideration, ROCE increased to 11.8. Return on capital employed for the Chilean beer segment was 18.3%, while in the soft drinks business it was 9.2%. The wine business had a ROCE of 10.1% and beer in Argentina obtained a negative return on capital employed.

(three tables to follow)

Note: Some immaterial reclassifications have been made in certain 2002 figures in order to be consistent with 2003 accounting criteria.